# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VENATOR MATERIALS PLC, CIK 0001705682
CUSIP: G9329Z118
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: Titanium House, Hanzard Drive, Wynyard P, Stockton-On-Tees, United Kingdom (X0), TS22 5FD
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312069-25-000143
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 48,499; shared voting power 0; sole dispositive power 48,499; shared dispositive power 0; aggregate amount beneficially owned 48,499 (6.17% of the class)

## Item 1. Issuer
Name of issuer: VENATOR MATERIALS PLC
Address of issuer's principal executive offices: Titanium House, Hanzard Drive, Wynyard P, X0, TS22 5FD

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 48499
Percent of class: 6.17
Sole power to vote or to direct the vote: 48499
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 48499
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC, Barclays Capital Inc

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (03/21/2025)